March 30, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C.  20549-7010

Attention:  Kevin L. Vaughn, Accounting Branch Chief

Re:	Torotel, Inc.
Form 10-KSB for the Fiscal Year Ended April 30, 2008
Filed July 28, 2008
File No. 333-136424

Dear Mr. Vaughn:

On behalf of Torotel, Inc. (the “Company”), this letter responds to the March 9, 2009 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the filing noted above.  The Company’s responses are provided below under the same captions as contained in the Staff’s March 9, 2009 letter.

Staff Comment

Form 10-KSB for the Fiscal Year ended April 30, 2008

Staff Comment

Note B, Inventory, page 30

1.              We note your response to our comment 5, which indicates that the inventory reserves in question were created as estimates for the amount of inventory having little or no usage — i.e., obsolete inventory — and that you believe that changes in the estimates would be accounted for pursuant to SFAS 154.  However, we note that the establishment of an obsolescence reserve would reduce the value of the inventory items to a nominal amount or zero.  As noted in SAB Topic 5:BB, which clarifies the guidance provided in footnote 2 of ARB 43 and in APB 20 (now superseded by SFAS 154), the write-down of inventory creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.  Rather, any recovery in the value of previously written down inventory, would be reflected as a component of gross margin upon the sale of that inventory.  In light of the above, please explain to us how the $100,000 decrease in your inventory reserve in fiscal year 2007 resulting from the use of new software updates to your computer system that now provide better information for evaluating obsolete and excess inventory would comply with ARB 43, Chapter 4, Statement 5 and SAB Topic 5:BB.  Tell us why management’s ability to now better evaluate and identify obsolete and excess inventory would not be applied to the estimates — i.e., the provision for obsolete and excess inventory — established in the fourth quarter of 2007 and in future periods, instead of a retrospective application to all inventory items previously identified as obsolete, as appears to be the case here.

2.              Further to the above, we note that the correction of any error relating to your accounting for the inventory reserve in fiscal year 2007 could also impact your results of operations for fiscal year 2008 and the quarters ended July 31 and October 31, 2008.  Please provide us with a quantitative analysis of how the correction of the error in fiscal 2007 would impact your reported results of operations for each of the aforementioned periods.

Company’s Response

1.             As previously discussed with the Staff, the Company accepts the Staff’s position and has agreed to restate its operating results for fiscal year 2007 to comply with SAB Topic 5:BB.  The reason for the restatement is described in more detail in the Company’s Form 8-K filed on March 30, 2009.

In connection with preparing the restatement, the Company is proposing that the restatement of fiscal 2007 operating results be accomplished as part of this year’s Form 10-K for the year ended April 30, 2009.  As part of this proposal, the Company would not file an amendment to its Form 10-KSB for the Fiscal Year ended April 30, 2008 to address the restatement of the financial statements or the comments raised in the Comment Letter.  The Company believes its proposal is the better alternative due to the necessary time involved in attempting to separate the impact of the transaction between the prior periods and fiscal 2007.  Since this effort will coincide with year-end activities for fiscal 2009, the Company believes that doing the restatement within the fiscal 2009 report would eliminate a duplication of time and costs involved in the preparation of two filings.  Additionally, the Company’s stock has only traded on 41 days during the first eleven months of fiscal 2009, and only 63 days during all of fiscal 2008.  Consequently, the Company does not believe that an investor is relying on the reported results for fiscal 2007 when making his decision.  Nevertheless, a Form 8-K will be on file alerting any potential investor not to rely on the reported results for fiscal 2007.

2.             The Company has worked with its independent registered accounting firm to evaluate whether the error relating to accounting for inventory reserve in fiscal year 2007 could impact its results of operations for fiscal year 2008 and the quarters ended July 31 and October 31, 2008.  The Company has determined that the restatement of fiscal 2007 does not impact its reported results of operations for each of the aforementioned periods, which is another reason the Company prefers the proposed method of restatement in the 2009 Form 10-K.

Please let me know if you have any objections to the Company proceeding in the manner outlined above.

********

In connection with these responses, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s efforts in assisting the Company in its compliance with the applicable disclosure requirements and in enhancing the overall disclosure in its filings.  Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-747-6124.

Sincerely,

/s/ H. James Serrone

H. James Serrone
Chief Financial Officer

cc:	Dale H. Sizemore, Jr., Chief Executive Officer of Torotel, Inc.
Victoria R. Westerhaus, Stinson Morrison Hecker LLP
Hal J. Hunt, Mayer Hoffman McCann P.C.
Stephen K. Swinson, Audit Committee of the Board of Directors of Torotel, Inc.
Anthony H. Lewis, Audit Committee of the Board of Directors of Torotel, Inc.
S. Kirk Lambright, Jr., Audit Committee of the Board of Directors of Torotel, Inc.